Exhibit 12.1

PDL BIOPHARMA, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
(Amount in thousands, except for ratios)

						For the Six Months Ended June 30, 2017

	2012	2013	2014	2015	2016
Earnings:
Income before income taxes	$327,133	$401,876	$501,272	$530,138	$106,670	$128,058
Add: fixed charges	29,097	24,931	39,274	27,123	18,330	10,035
Earnings	$356,230	$426,807	$540,546	$557,261	$125,000	$138,093
Fixed Charges:
Interest expense[1]	$29,036	$24,871	$39,211	$27,059	$18,267	$9,986
Estimated interest portion of rent expense[2]	61	60	63	64	63	49
Fixed charges	29,097	$24,931	$39,274	$27,123	$18,330	$10,035
Ratio of earnings to fixed charges	12.24	17.12	13.76	20.55	6.82	13.76
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1 Interest expense includes amortization of debt discount and expenses.
2 Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest and amortization of discount related to indebtedness.